082-35716

MAYER • BROWN

[redacted]

08001994

April 17, 2008

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

SUPPL

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find the translation of an Immediate Report on Negotiations Regarding Hot, dated April 16, 2008; an Immediate Report on Negotiations Regarding Shares of Hot, dated April 17, 2008; and an Immediate Report of a Change in the Securities of the Corporation, dated April 17, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosures

4/21

<u>**Translation of Immediate Report**</u>

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35114

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

16 April 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report

Nature of the Event: Negotiations regarding Hot

Further to the Immediate Reports of 2 and 26 March 2008, Bank Leumi le-Israel B.M. announces that it is holding negotiations for the sale of its shares in Hot with Netvision Ltd. which have not yet reached fruition. In addition, negotiations are being held with other entities with regard to the sale of the shares.

Date and time at which the corporation first became aware of the event or matter: 15 April 2008 at 23:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

17 April 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report

Nature of the Event: Negotiations regarding Share of Hot

Further to the Immediate Report of yesterday, 16 April 2008, Bank Leumi le-Israel B.M. (the "Bank") announces that today, 17 April 2008, Netvision Ltd. ("Netvision") delivered to the Bank an offer, valid for a limited period of time, for the purchase of shares of Hot – Communications Systems Ltd. ("Hot") held by the Bank (some 15% of the issued and paid-up share capital of Hot).

The Bank has undertaken to Netvision that, for the limited period during which the offer is valid, it will negotiate exclusively with Netvision regarding the sale of the said shares.

The Bank has not yet agreed to accept the offer, the acceptance being subject, *inter alia*, to the approval of the Board of Directors of the Bank.

Should the Bank accept the offer, completion of the transaction will be dependent on the following conditions: (a) waiver or non-exercise of first refusal rights regarding the purchase of the shares being sold by the shareholders of Hot who are entitled thereto; (b) receipt of all legally required permits for the purchase of the shares being sold, including the approval of the Ministry of Communication and the Council for Cable and Satellite Transmissions, to the extent that same are required.

Date and time at which the corporation first became aware of the event or matter:
17 April 2008 at 15:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Summary Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 82-35114

17 April 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of a Change in the Securities of the Corporation

The Corporation announces that on 17 April 2008, there were changes in the number of securities of the Corporation, as follows:

1. Description of the Nature of the Change:
   1. Exercise of additional options of the Bank.

Date of Change	Nature of Change	Type and Name of Security in relation to which the Change Occurred	Tel Aviv Stock Exchange Registration No.	Amount of the Change	Executed through the Stock Exchange Clearing House
17 April 2008	Exercise of Options	Leumi Options 01/06	6040125	134,642	No

2.a. Status of the Share Capital of the Corporation following the Changes:

Name and Type of Share	Tel Aviv Stock Exchange Registration No.	Number of Shares in the Registered Capital	Issued and Paid Up Share Capital	
			Amount in Previous Report	Current Amount
Leumi	604611	1,715,000,000	1,462,896,185	1,463,030,827

b. Status of Other Securities of the Corporation:

Security Registration No.	Name of the Security	Amount in the Previous Report	Current Amount	Traded on the Stock Exchange
6040075	Leumi Subordinated Capital Notes (Series A)	213,676,322	213,676,322	No
6040091	Leumi Special Capital Notes	321,900,000	321,900,000	No
6040125	Leumi Options 01/06	34,787,173	34,652,531	No
6010133	Leumi A – Commercial Paper	401,950,000	401,950,000	No

c. Updated registers of security holders of the Corporation, including the register of stockholders, register of option holders, register of note holders and register of commercial paper holders are available to the public through the Distribution Website of the Israel Securities Authority (http://www.magna.isa.gov.il/)

Notes:

1. The balance of the options (Leumi Options 01/06) issued on 14 February 2006 are exercisable at the rate of one share for every option until 14 February 2009.
2. In 1998 and 1999, a total of NIS 641,029,122 par value Subordinated Capital Notes (Series A) were issued, to be repaid in 6 equal annual payments on 30 September of each year beginning from 2004.
3. NIS 321,900,000 par value Deposits/Subordinated Capital Notes which were issued on 5 June 2002 are convertible, under certain circumstances, into 138,064,577 ordinary shares of the Bank.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END